UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Credit rating update

Royal Dutch and Shell Transport received on Monday, 07 February 2004, the following advice from Moody’s Investors Service:

Moody’s Investors Service affirmed the Aa1 long-term ratings of guaranteed subsidiaries of the Royal Dutch/Shell Group (RDS, or the Group) and is maintaining a negative outlook, following the Group’s announced de-booking of an additional 1.4 billion barrel-of-oil equivalent reserves (BOEs) against its year-end 2003 proved reserves, as well as indications of poor reserve replacement results in 2004. This information was released in tandem with the Group’s 2004 financial results.

The reserve de-bookings follow on the completion of a full review of virtually all of RDS’s proved global reserves, undertaken internally and with the participation of independent petroleum engineers, to ensure that the Group’s proved reserves are in full compliance with SEC guidelines for reserve booking. The most recent de-booking of 1.4 billion BOEs significantly exceeds the 900 million BOE reserves indicated to be at risk in October 2004, when the audit was about 55% complete. Unlike some of the earlier de-bookings, the latest is the result of technical reporting factors affecting a large number of fields with fairly small individual reserve adjustments, rather than earlier large field de-bookings from proven to unproven due to early stages of commercial and technical maturity. The de-booking reduced RDS’s total proved reserve life index in 2003 to about 9.3 years, down from the 10.2 years previously indicated.

RDS also reported, in accordance with previous guidance, that organic reserve replacement for 2004 will be in the range of 45%-55%, and divestments and year-end pricing impacts will reduce total replacement in 2004 to the range of 15%-25%. The results reflect poor exploration results, timing issues and the long development cycles for many of its largest projects and, in the case of the downward revisions, price-related and reserve sale impacts. A mid-point replacement range suggests year-end 2004 proved reserves of about 12.1 B BOE, down from the re-stated 12.95 billion BOE proved reserves at year-end 2003. RDS also has on a pro-forma basis the shortest reserve life among its large integrated peer group, with a total proved reserve life of about 8.8 years at year-end 2004 and a short proved developed reserve life in the area of 5.6 years. The reserve life index is indicative of the challenge RDS faces in replacing reserves and growing production in the years ahead.

Despite these negative factors, Moody’s does not view RDS’s reserve position as sufficiently worse to warrant a rating downgrade at this time. RDS has substantially re-vamped its booking and control processes. The de-bookings have not affected the Group’s upstream development program or expected spending levels, its production profile, or its exploration plans for the next four to five years. A large part of the de-booked reserves appear to have a reasonable likelihood of returning to proved status on an SEC basis and achieving production in the years to come. While Moody’s recognizes the Group’s organic replacement and production growth challenge, it believes RDS remains among the most geographically diversified of the majors, with a roster of large identified projects, including leadership in high growth liquefied natural gas markets, all of which will play a role in real production growth by 2008 from the downsized reserve base.

In addition, RDS generated record earnings and cash flow in 2004, reflecting both a strong commodity price and refining margin environment, and a robust operating performance, particularly in the downstream. The Group is likely to raise substantial cash from further asset rationalization and continues to demonstrate ample financial flexibility to support future investment opportunities, reduce debt, or return capital to shareholders. Financial leverage is at a cyclical low with debt to total capitalization at year-end 2004 of about 18%, or 5% on a cash-adjusted basis, due to stronger earnings and over $4.8 billion of debt reduction in 2004. Liquidity is bolstered by some $8.5 billion of cash.

Moody’s is maintaining a negative rating outlook to reflect potential rating pressure if a more in-depth review of 2004 audited financial statements reveals that RDS’s relative position among its strongly rated peer group has weakened. The negative outlook also reflects the company’s challenges in implementing its proposed corporate restructuring, which is expected to be concluded in June 2005. While the rating agency does not expect near-term answers to longer term reserve and production issues, there is little room at its Aa1 rating level for further material negative developments or slow erosion in petroleum reserve and production metrics.

The Royal Dutch/Shell Group of companies, one of the world’s largest integrated petroleum entities, has dual headquarters in London and The Hague.

The Hague, February 8, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 8 February 2005